Exhibit 4.105

Rights and Obligations Assumption Letter

This entity is the subsidiary of BGY Education Investment Management Co., Ltd. (“Investor”).

In accordance with the Exclusive Management Service and Business Cooperation Agreement (“Agreement”) entered into by and between Investor, Zhuhai Hengqin Bright Scholar Management Consulting Co., Ltd. and other relevant parties on January 25, 2017, this entity shall join the Agreement according to Article 10.3 of the Agreement as a “New Subsidiary of Party B” under the Agreement.

This entity hereby agrees to join the Agreement as a new Subsidiary of Party B of the Investor, enjoy the rights under the Agreement, and perform the obligations according to the Agreement. This Assumption Letter came into effect upon the date of execution.

Tongxiang Wuzhen Leti Camping Operation Management Co., Ltd.

(Seal) Tongxiang Wuzhen Leti Camping Operation Management Co., Ltd. Affixed

Date: May 6, 2021